BB

06050082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65836

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 AND ENDING 06/30/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KENAI INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5706 SW 45TH STREET
(No. and Street)

AMARILLO TEXAS 79109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOSHIER, PICKENS & FRANCIS, P.C.
(Name – *if individual, state last, first, middle name*)

301 SOUTH POLK STREET, SUITE 800 AMARILLO TEXAS 79101
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 29 2006 E
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
SEP 15 2006
WASH, D.C. 185 SEC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/28

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROGER W. REMLING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KENAI INVESTMENTS, INC., as of JUNE 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULI JOHNSON
MY COMMISSION EXPIRES
February 11, 2009

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

August 29, 2006

Mr. Roger W. Remling, President
Kenai Investments, Inc.
5706 SW 45th Street
Amarillo, TX 79109

In planning and performing our audit of the financial statements of Kenai Investments, Inc. for the fiscal year ended June 30, 2006, we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal controls.

During our audit, as we became aware of items which could strengthen internal controls and operating efficiency, we communicated those to you orally. However, none of the items communicated to you are believed to be material inadequacies or material weaknesses.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, none of the items communicated to you are believed to be a material weaknesses.

This report is intended solely for the use of management, the SEC, and the NASD.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.

KENAI INVESTMENTS, INC.

Financial Statements

For Years Ended June 30, 2006 and 2005

KENAI INVESTMENTS, INC.

Financial Statements

For Years Ended June 30, 2006 and 2005

TABLE OF CONTENTS

DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Kenai Investments, Inc.
Amarillo, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Kenai Investments, Inc. at June 30, 2006 and 2005, and the related statements of income and retained earnings, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenai Investments, Inc. at June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.
August 29, 2006

KENAI INVESTMENTS, INC.
BALANCE SHEETS
June 30, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 17,470	$ 16,847
Clearing deposit	10,000	10,000
Marketable securities	19,745	-
Total Current Assets	47,215	26,847
OTHER ASSETS		
Other (net of accumulated amortization of $2,205 and $1,545, respectively)	1,445	2,105
Total Other Assets	1,445	2,105
Total Assets	$ 48,660	$ 28,952
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 1,811	$ -
Income taxes payable	2,636	-
Total Liabilities	4,447	-
STOCKHOLDER'S EQUITY		
Common stock, $.003 par value, 10,000,000 shares authorized, 10,000,000 shares issued and outstanding	30,000	30,000
Retained earnings (deficit)	14,213	(1,048)
Total Stockholder's Equity	44,213	28,952
Total Liabilities and Stockholder's Equity	$ 48,660	$ 28,952

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
For Years Ended June 30, 2006 and 2005

	2006	2005
REVENUE		
Brokerage and other fees	$ 206,740	$ 118,932
Realized gain/loss (loss)	(5,034)	-
Unrealized gain/loss (loss)	(620)	-
Interest income	29	-
Total Revenue	201,115	118,932
GENERAL AND ADMINISTRATIVE EXPENSES	183,218	111,582
Total Expenses	183,218	111,582
Income Before Provision for Income Taxes	17,897	7,350
PROVISION FOR INCOME TAXES	2,636	-
NET INCOME	15,261	7,350
RETAINED EARNINGS (DEFICIT)		
Beginning balance	(1,048)	(8,398)
End of the year	$ 14,213	$ (1,048)

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
For Years Ended June 30, 2006 and 2005

	Common Stock				Retained		
	Shares		Amount		Earnings		Total
Balance at June 30, 2004 (Deficit)	10,000,000	$	30,000	$	(8,398)	$	21,602
Net Income	-		-		7,350		7,350
Balance at June 30, 2005 (Deficit)	10,000,000		30,000		(1,048)		28,952
Net Income	-		-		15,261		15,261
Balance at June 30, 2006	10,000,000	$	30,000	$	14,213	$	44,213

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
For Years Ended June 30, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 15,261	$ 7,350
Adjustment to reconcile net income to net cash used by operating activities:		
Amortization expense	660	660
Unrealized loss on marketable securities	620	-
Increase in accounts payable	1,811	-
Increase in income taxes payable	2,636	-
Cash Provided by Operating Activities	20,988	8,010
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of marketable securities	(20,365)	-
Purchase of other assets	-	(200)
Cash (Used) by Investing Activities	(20,365)	(200)
NET INCREASE IN CASH	623	7,810
CASH BALANCE AT BEGINNING OF YEAR	16,847	9,037
CASH BALANCE AT END OF YEAR	$ 17,470	$ 16,847

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Kenai Investments, Inc. was incorporated on February 3, 2003. The Company primarily provides broker-dealer services in connection with securities transactions. The Company's application for license and membership with the National Association of Securities Dealers, Inc. was approved on June 6, 2003. The Company has not held securities or maintained accounts for customers and has not incurred any liabilities subordinated to the claims of general creditors during the year ended June 30, 2006.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed during the years ended June 30, 2006 and 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Amortization Expense

The Company amortizes organization start-up costs using the straight-line method over five years.

Advertising Costs

Advertising costs are expensed when incurred. Advertising expense for the year ended June 30, 2006 was $19,493, and from inception to June 30, 2005 was $1,286.

Income Taxes

Income tax provisions are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due adjusted for transactions representing a permanent difference between pre-tax financial reporting income and taxable income, and deferred taxes. Deferred tax liabilities and assets are determined based on the difference between the financial accounting and tax basis of assets and liabilities for financial statement and income tax purposes.

NOTE 2 – MARKETABLE SECURITIES

The Company's marketable securities are recorded at fair value in the consolidated balance sheet. The fair value of the marketable securities is based on the quoted market price. A comparison of the carrying value of the financial instrument is as follows:

June 30, 2006	Carrying Value	Fair Value
Rackable Systems Inc.	$ 20,365	$ 19,745

NOTE 3 – NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2006, the Company had net capital of $42,442 and a minimum net capital requirement of $5,000.

NOTE 4 – LEASES

In August 2005, the Company entered into lease agreements for office facilities and office equipment. The leases are on a yearly basis. Total rental expense for the year ended June 30, 2006 was $18,150, and from inception to June 30, 2005 was $3,850.

The future minimum lease payments for non-cancelable operating leases, which have a remaining term at June 30, 2006, are $675 for the office facility and $1,000 for the office equipment.

NOTE 5 – INCOME TAXES

The provision for federal and state income taxes for the year ended June 30, is as follows:

	2006	2005
Current	$ 2,777	$ -
Benefit due to loss carryforward	141	-
Provision for Income Tax	$ 2,636	$ -

The income tax provision differs from the amount that would result from applying statutory tax rates to income before income taxes primarily because of permanent differences between determining income for financial statement purposes and computing taxable income. There were no state income taxes.

SUPPLEMENTARY INFORMATION

DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Kenai Investments, Inc.
Amarillo, Texas

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Our report on our audits of the basic financial statements of Kenai Investments, Inc. for the year ended June 30, 2006 and 2005 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial information is presented for additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.
August 29, 2006

KENAI INVESTMENTS, INC.
SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
June 30, 2006 and 2005

Schedule 1

	2006	2005
Stockholder's equity from balance sheet	$ 44,213	$ 28,952
Less non-allowable assets from balance sheet	(1,445)	(2,105)
Less haircuts on securities computed pursuant to Rule 15c3-1	(2,962)	-
Net capital	39,806	26,847
Less minimum net capital requirements	(5,000)	(5,000)
Net Capital in Excess of Requirement	$ 34,806	$ 21,847

KENAI INVESTMENTS, INC.
DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
June 30, 2006 and 2005

Schedule 2

Kenai Investments, Inc. carries no margin or customer accounts and has not had any activities as a broker and dealer during the periods covered by the accompanying financial statements. Accordingly, the computation of special reserve requirements and information for possession or control requirements under Exhibit a of Rule 15c3-3 is not applicable.

KENAI INVESTMENTS, INC.
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1 OF
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
WITH COMPANY'S COMPUTATION
June 30, 2006 and 2005

Schedule 3

	2006	2005
Balance per Company's computation	$ 37,442	$ 21,847
Effect of adjustment for income tax provision to Company's accounts	(2,636)	-
Balance per Schedule 1	$ 34,806	$ 21,847